# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forge Global Holdings, Inc., CIK 0001827821
CUSIP: 34629L202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4 EMBARCADERO CENTER, FLOOR 15, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 11/05/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000949497-25-000005
Filed by CIK 0000949497
Persons authorized to receive notices and communications: Deutsche Boerse AG, Mergenthalerallee 61, Attn: Maximilian Weissenrieder, Eschborn, Germany (2M), 65760, (001) 49 69 2110

## Reporting persons
- DEUTSCHE BORSE AG (CIK 0000949497): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 1,614,146; shared voting power 0; sole dispositive power 1,614,146; shared dispositive power 0; aggregate amount beneficially owned 1,614,146 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Forge Global Holdings, Inc.
Address of issuer's principal executive offices: 4 EMBARCADERO CENTER, FLOOR 15, SAN FRANCISCO, California (CA), 94111
Comment:
Item 1 of the Amended Schedule 13D (as defined below) is hereby amended and supplemented as follows:

This Amendment No. 2 to the Schedule 13D (the "Amendment No. 2") amends and supplements certain items of the Schedule 13D related to the Common Stock of the Issuer, originally filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "SEC") on March 30, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on August 12, 2025 (as amended, the "Amended Schedule 13D"). All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D. Except as otherwise provided herein, each item of the Amended Schedule 13D remains unchanged.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

On November 5, 2025, The Charles Schwab Corporation ("Parent"), Ember-Falcon Merger Sub, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (as it may be amended from time to time, the "Merger Agreement"), which provides, among other things, for the merger of the Issuer with and into Merger Sub (the "Merger"), with Merger Sub to survive the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement.

As a condition to Parent's willingness to enter into the Merger Agreement, Parent and the Reporting Person have entered into a support agreement (the "Support Agreement"), pursuant to which the Reporting Person has undertaken to, among other things, vote all of its shares of the Common Stock in favor of the Merger Agreement and the approval of the transactions contemplated thereby and against other acquisition proposals involving the Issuer.

The Support Agreement will automatically terminate upon the occurrence of certain events, including a termination of the Merger Agreement.

The description of the Support Agreement is qualified in its entirety by reference to such agreement, a copy of which is included as Exhibit 3 hereto and incorporated herein by reference.

The Issuer's entry into the Merger Agreement triggered a put/call right under the shareholders' agreement governing Forge Europe GmbH, an entity in which the Issuer has a majority interest and the remaining interest of which is held by the Reporting Person. The Issuer has exercised its right to acquire all the equity securities of Forge Europe GmbH held by the Reporting Person (the "Forge Europe GmbH Transaction"). The Forge Europe GmbH Transaction is expected to close simultaneously with the Merger.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Amended Schedule 13D is hereby amended and supplemented by appending new Exhibit 3 (Support Agreement, dated as of November 5, 2025, by and between The Charles Schwab Corporation and Deutsche Borse AG).

[***] Certain personal information has been redacted pursuant to Item 601(a)(6) of Regulation S-K.

## Signatures
- DEUTSCHE BORSE AG: /s/ Maximilian Weissenrieder, Maximilian Weissenrieder, Managing Director (11/06/2025)
- DEUTSCHE BORSE AG: /s/ Markus Hablizel, Markus Hablizel, Director (11/06/2025)